O’Melveny & Myers LLP Times Square Tower 1301 Avenue of the Americas New York, NY 10019	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0008334-00035

VIA EDGAR
June 10, 2024
Mr. Frank Knapp
Ms. Kristina Marrone
Ms. Isabel Rivera
Ms. Mary Beth Breslin
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Sunrise Realty Trust, Inc.
Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form 10-12B
Filed on April 8, 2024
File No. 001-41971
Dear Ms. Marrone, Ms. Rivera and Ms. Breslin:
On behalf of our client, Sunrise Realty Trust, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 3, 2024 regarding the Company’s Amendment No. 2 to Registration Statement on Form 10-12B filed via EDGAR to the Commission on May 20, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Company’s Registration Statement on Form 10-12B (the “Amended Registration Statement”), which includes an amended Exhibit 99.1 (the “Information Statement”), to the Commission for review.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Information Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC
Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amended Exhibit 99.1 to Amendment No. 2 to Registration Statement on Form 10-12B filed May 20, 2024
General
1.Please provide a description of the assets within each category of assets described in the Information Statement and in your response to prior comment 3 (“Asset Categories,” which, for the avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole loans, B-notes, commercial mortgage backed securities, and debtlike preferred equity securities).
Response:
•Real Estate Assets
The Staff has provided guidance through the no-action letter process and the 2011 SEC Concept Release “Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments”, on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets.1
The Company expects to rely on guidance published by the SEC or on analyses of such guidance to determine which assets are Qualifying Interests, Real Estate‐Related Assets or miscellaneous assets on an investment-by-investment basis. Absent additional guidance from the SEC or unless a relevant no-action letter applies, the Company generally expects to treat real estate assets as Qualifying Interests.
•Senior Mortgage Loans
The Company intends to treat first mortgage loans as Qualifying Interests, as long as the loan is “fully secured” by real estate at the time the loan is originated.2 Mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as Qualifying Interests if the real property fully secures the second mortgage. The Company will treat loans with loan-to-value ratios in excess of 100% to be Real Estate-Related Assets if the real estate securing the loan has an appraised value between 55% and 100% of the fair market value of the loan on the date of acquisition.3
The Company intends to treat senior mortgage loans and senior participation notes in mortgage loans, if any and as applicable, held by it (or its subsidiary) as Qualifying Interests, Real Estate-Related Assets or miscellaneous assets depending upon applicable Commission guidance, if any and as further discussed below. For example, the Staff has granted no action relief to permit a participation interest in a mortgage loan fully secured by real property as a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default, or to control the process of foreclosure. The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning
1 See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).
2 See, e.g. Medidentic Mortgage Investors, SEC No-Action Letter (Apr. 23, 1984); First National Bank of Fremont, SEC No-Action Letter (Nov. 18, 1985); Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Nov. 4, 1981); and Prudential Mortgage Bankers & Investment Corp., SEC No-Action Letter (Nov. 4, 1977).
3 See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985); see also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.4
•Mezzanine Loans
The Company intends to treat its (or its subsidiary’s) investments in real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, as Qualifying Interests so long as they are structured as “Tier 1” mezzanine loans in accordance with the following criteria set forth in a Commission no-action letter:
1.the loan is made specifically and exclusively for the financing of real estate;
2.the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
3.the lender exercises ongoing control rights over the management of the underlying property;
4.the lender has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;
5.the true measure of the collateral securing the loan is the property being financed and any incident assets related to the ownership of the property; and
6.the lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.5
In circumstances involving the Company’s (or its subsidiary’s) investment in mezzanine loans that do not meet all of the above-referenced criteria, the Company intends to treat the mezzanine loan as a Real Estate-Related Asset or a miscellaneous asset, depending upon applicable Commission guidance, if any.
•Participation Interests
A participation interest in a loan will be treated as a Qualifying Interest only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note.6
■A-Notes
The Company intends to treat its investment in A-Notes as a Qualifying Interests if the A-Note is fully secured by real estate and it (or its subsidiary) is the controlling investor with the ability to foreclose on the mortgage.
■B-Notes
The Company intends to treat its investment in B-notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter.7 Specifica
4 See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007); see also, Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (May 21, 1984).
5 See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007).
6 See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009); see also, The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Interests where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure); Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Interests for purposes of Section 3(c)(5)(C)); see also, Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).
7 See, Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).

lly, the Company intends to treat such investments as Qualifying Interests when the following criteria are met as set forth in the Commission no action letter:
1.The B-Note is a participation interest in a mortgage loan that is fully secured by real property;
2.The Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the Company’s returns on the B-Note are based on such payments;
3.The Company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
4.The Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and
5.In the event that the loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.8
If these conditions are not met, the Company may treat the B-Note as a Real Estate-Related Asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.
•Whole Loans
The Company intends to treat its (or its subsidiary’s) investments in whole mortgage loans that are fully secured by real property as a Qualifying Interest when those investments are consistent with the Staff’s guidance.9 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) a fee interest in real estate, a whole mortgage loan that is fully secured by real property, and whole pool agency certificates.
•Commercial Mortgage-Backed Securities and Debt-Like Preferred Equity Securities.
The Company expects to take the position that, unless a relevant no-action letter or other SEC guidance applies, certain mortgage-related instruments that that are not treated as Qualifying Interests may be treated as Real Estate-Related Assets including, for example, loans in which at least 55% of the fair market value of the loan is secured by real estate at the time the issuer acquired the loan, agency partial pool certificates, and mortgage-related pools that invest in certificates issued by pools that hold whole loans and participation interests in loans that are secured by commercial real estate. In addition, depending on the applicable Commission guidance, if any, the Company will treat assets that are neither Qualifying Interests nor Real Estate Related Assets as miscellaneous assets that are not related to real estate.
2.Your response to prior comment 3 states that certain Asset Categories will be considered Real Estate-Related Assets if they are not considered Qualifying Interests (as such terms are defined in your response to prior comment 3). Please (i) confirm whether the company intends to invest in any assets that are unrelated to real estate and (ii) provide a detailed legal analysis for each relevant category that provides support for the position that, when such assets are not considered Qualifying Interests, they are Real Estate-Related Assets, rather than assets that are not related to real estate.
8 Id.
9 See, e.g., Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

It is currently anticipated that the Company will, at the time the Registration Statement is declared effective, hold two assets that are each mezzanine loans and Qualifying Interests. The Company does not intend to invest in any assets that are unrelated to real estate but to the extent such investments are made, the Company will treat any such assets as miscellaneous assets that are not related to real estate as clarified to the response in comment 1 above.
3.With respect to the Asset Category of “Senior Mortgage Loans,” please provide a detailed legal analysis supporting your position that senior mortgage loans and senior participation notes in mortgage loans should be treated as “Qualifying Interests” when the company or its subsidiary also owns a majority interest in the B-Note. Please include citations to any relevant Commission statements or other applicable precedent.
Senior mortgage loans and senior participation notes in mortgage loans will be treated as Qualifying Interests only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note.10 A-Notes will be treated as a Qualifying Interests if the A-Note is fully secured by real estate and the Company (or its subsidiary) is the controlling investor with the ability to foreclose on the mortgage.11 B-Notes will be treated as a Qualifying Interests if they meet the following criteria:
(i) the B-Note is a participation interest in a mortgage loan that is fully secured by real property;
(ii) the Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the Company’s returns on the B-Note are based on such payments;
(iii) the Company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
(iv) the Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and
(v) in the event that the mortgage loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (i) appoint the special servicer to manage the resolution of the loan; (ii) advise, direct or approve the actions of the special servicer; (iii) terminate the special servicer at any time without cause; (iv) cure the default so that the mortgage loan is no longer non-performing; and (v) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.12
If these conditions are not met, the Company may treat the B-Note as Real Estate-Related Assets or as a miscellaneous asset depending upon applicable Commission guidance, if any.
4.With respect to the Asset Category of “B-Notes,” please provide a detailed legal analysis confirming whether the B-note investments which the company intends to treat as “Qualifying Interests” will exhibit each of the following characteristics:
•The B-Note is a participation interest in a mortgage loan that is fully secured by real property;
10 See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).
11 See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009); Merrill, Lynch, Pierce, Fenner & Smith, No-Action Letter (pub. avail. Nov. 4, 1981).
12 See, Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).

•The company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the company’s returns on the B-Note are based on such payments;
•The company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
•The company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and
•In the event that the loan becomes non-performing, the company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan. In your response, please address the role and appointment of the operating adviser and how that impacts the ability of the company to treat a B-Note as a Qualifying Interest under applicable Commission statements or other applicable precedent.
The Company intends to treat its investment in B-Notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter. Specifically, the Company confirms that B-Note investments which the Company intends to treat as “Qualifying Interests” will exhibit each of the characteristics outlined above. As a B-Note holder, the Company may, if it so choses, to exercise its control rights (as outlined above) either directly or indirectly by appointing a third party (i.e. an operating advisor) to administer its control rights.13
13 Id.

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee
cc:
Brandon Hetzel, Chief Financial Officer, Sunrise Realty Trust, Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Brad L. Finkelstein, Partner, O’Melveny & Myers LLP